UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Announcements

On October 26, 2022, Alvotech announced that it will participate in the Jefferies London Healthcare Conference from November 15th to November 17th. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

On October 27, 2022, Alvotech announced that it will release financial results for the first nine months of 2022, after U.S. markets close on Tuesday, November 15, 2022, and conduct a business update conference call and live webcast on Wednesday, November 16, 2022, at 8:00 am ET (13:00 pm GMT). The announcement is furnished as Exhibit 99.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated October 26, 2022.

99.2	Announcement dated October 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: October 27, 2022	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer